UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer


FPSO MARECHAL
DUQUE DE CAXIAS
SINGAPORE

FPSO Marechal Duque de Caxias
1st oil in October 2024

PETROBRAS

Performance in 2024

Webcast

February 27, 2025

Disclaimer

The presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 4Q24 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10 (a) of Regulation S-X.

CEO Message


PETROBRAS

FPSO Almirante Tamandaré
1st oil in February 2025

2024 **Financial**
Highlights

Fernando Melgarejo

CFO


PETROBRAS
PETROBRAS
FR

Revap

PETROBRAS

Financial health and commitment to investments

Petrobras showed strong cash generation, commitment to investments, and the lowest financial debt since 2008

OCF 2024
US$ 38.0 billion

EBITDA 2024
US$ 40.4 billion

INVESTMENTS 2024
US$ 16.6 billion

NET INCOME 2024
US$ 7.5 billion

FINANCIAL DEBT 2024
US$ 23.2 billion

Three main factors led to the decrease in profit this year

Impact of FX variation, external environment and tax transaction


US$ billion
Results without One-off Events
25.9
One-off Events[1]
1.0
Net Profit
24.9
-10.9
-6.5
-2.7
-0.8
3.6
19.4
Results without One-off Events
11.9
One-off Events[1]
7.5
Net Profit
2023
Impact of FX variation
External environment (Brent and diesel crack spread depreciation)
Federal tax transaction
Oil production volume
Others
2024

[1] Tax transaction, BRL/USD exchange rate variation and others. For more details, see the 4Q24 Performance Report - Table of One-off Events.

Exchange rate variation: an accounting event, with no cash and equity effect

The result was primarily affected by expenses related to exchange rate variation on debts between Petrobras and its oversees subsidiaries

END OF PERIOD EXCHANGE RATE VARIATION


+28%
4.84
6.19
2023
2024

DEBT BETWEEN COMPANIES IN THE PETROBRAS SYSTEM


companies
companies
Petrobras holding
companies
companies

REASONS WHY THERE IS NO IMPACT

- No impact on cash
- Negative impact on profit vs. positive impact on equity
- Opposite effects that, in the end, balance out economically

External environment

Depreciation of Brent and diesel crack

Average Brent

US$/bbl


-2%
80
70
60
82.62
80.76
2023
2024

Average Crackspread Diesel

US$/bbl


40
30
20
35.53
-39%
21.74
2023
2024




Edifício Senado

The tax transaction agreement was positive for Petrobras

Impact of US$2.7 billion on the result

- *Exclusive event of Q2 2024*
- *Decision that ended legal disputes amounting to R$ 45 billion, that posed great uncertainty to the company's cash position*
- *Relatively minor effect on cash*
- *Event well received by the market*

Lowest level of financial debt since 2008


US$ billion
Leasing
Financial Debt
Net Debt
Gross Debt
75.5
63.2
21.7
53.9
58.7
47.6
23.0
35.7
53.8
41.5
23.8
30.0
62.6
44.7
33.8
28.8
60.3
52.2
37.1
23.2
2020
2021
2022
2023
2024

	2020	2021	2022	2023	2024
Average debt maturity (anos)	11.7	13.4	12.1	11.4	12.5
Spread to the US Treasury rate (% p.y.)	4.9	4.5	2.6	2.5	2.2
Adjusted cash (USD billions)	12.3	11.1	12.3	17.9	8.1

Latin Finance magazine award for the issuance of the 10-year bond, valued at USD 1 billion, with bond buybacks, completed in September 2024. The issuance had the lowest spread over the Treasury since 2011 and was at the lowest spread over the sovereign bond of equivalent maturity since 2006.


Replan

Commitment to Capex projection and productin curve

CAPEX
US$ billion



+31%
12.6
16.6
2023
2024

31% increase compared to 2023, driven by pre-salt projects such as Buzios and revitalization of the production Marlin field.

15% higher than the August 2024 guidance, due to the recovery of the mismatch between the physical and financial evolution of the platforms in Búzios.

Petrobras expected the reduction of this mismatch throughout 2025; however, it acted strongly and was able to anticipate the total solution still in 2024.

Alignment of incentives is crucial for the start of production of new systems, mitigating risks of delays and increasing the potential for antecipations.

We reaffirm the CAPEX guidance of US$ 18.5 billion in 2025*, with a variation of +/– 10%, considering the potential for value generation with the advancement of the CAPEX vector over the coming years, without this resulting in an increase in the total value projected for executing the projects during the period from 2024 to 2029 (Guidance + 2025-29 Business Plan).

We maintain the systems' entry dates and the CAPEX of the 2025-29 Business Plan, considering the intrinsic uncertainties of project implementation and the margin of variation.

**Under the exchange rate assumptions of the Business Plan*

Commitment to distributing the results generated

We keep the financial sustainability of the Company with gross debt under control and within the Business Plan range

2024

SHAREHOLDER REMUNERATION (45% x FCF)	=	SHARE BUYBACK*	+	DIVIDENDS + INTEREST ON CAPITAL
R$ 75.8 billion		**R$ 1.9 billion**		**R$ 73.9 billion**

DIVIDENDS 4Q24

R$ 9.1 billion
R$ 0.71 per share
Record Date: 04/16/2025

PAYMENT

1st instalment on 05/20/2025
- R$ 0.355/share

2nd instalment on 06/20/2025
- R$ 0.355/share

ASSUMPTIONS

- Financial Sustainability of the Company
- Capital discipline, optimization of cash allocation, and liability management
- Positive Accrued Net Income

Strong cash generation in the year allowed for distribution exceeding the results, with the use of capital remuneration and profit retention reserves

** The share buyback program was terminated on August 5, 2024.*



Imagem Getty Images

Contribution to society in 2024

- *Petrobras invested **R$ 91 billion***
  (Capex US$ 16.6 billion)
- *These investments were responsible for sustaining **250,000 jobs***
- ***Petrobras**' investment represented 5% of Brazilian investment*
- *OPEX for 2024 was **R$ 350 billion,** supporting more than 2 million jobs*
- *We paid **R$ 270 billion in taxes** to the federal government, states, and municipalities*
- *We distributed **R$ 102.6 billion in dividends**, of which R$ 37.9 billion for the Controlling Group*
- *We allocated **more than R$ 1 billion** in voluntary and mandatory socio-environmental investments, sponsorships, and donations*

OUR Vision for 2025



Cenpes

Vision 2025

Three new production system in 2025:
FPSO Almirante Tamandaré (Búzios), FPSO Alexandre de Gusmão (Mero) and P-78 (Búzios), with a total added capacity of 585 kbpd

Ramp up of the two systems that started at the end of 2024:
FPSO Maria Quitéria and FPSO Mal Duque de Caxias

Production curve
Increase in oil production by approximately **100 kbpd**, with a total production forecast of **2.8 million boed**[1]

Environmental license
Delivery of the Wildlife Protection Base and the Environmental Defense Center in the municipality of Oiapoque for obtaining the environmental license for exploration in the **Equatorial Margin**

Gas supply
Growing production, reaching an availability[2] of **50 million m³/day in 2026**


JULIANA

[1] +/- 4%
[2] Before processing


PETROBRAS

Vision 2025

Increase in capacity and improvement in quality:
Revamp of Rnest's Train 1: **+15kbpd** of processing capacity
New HDT Replan: **+63 kbpd of** Diesel S-10
2nd module of the UPGN at Boaventura Complex: **+10.5 million m^3/day**

Fleet expansion
We are expanding our **fleet of ships and Maritime Support vessels**. We recently published the **bidding** of the construction of **8 gas carriers** for LPG cabotage.

Energy bidding
Competitive performance with approximately 3.7GW of power in the reserve bidding aimed at contracting electric power for **existing and new project**

Q&A Session